January 30, 2007

VIA EDGAR AND FACSIMILE

Vanessa Robertson
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Berman Center, Inc. Form 8-K Filed January 23, 2007 File No. 000-19562

Dear Ms. Robertson:

On behalf of Berman Center, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing to the Amendment No. 1 (the “Amendment”) to the Current Report on Form 8-K originally filed on January 23, 2007 (the “Current Report”). We are also forwarding to you via facsimile a courtesy copy of this letter and the Amendment, in a clean and marked version to show changes from the Current Report. Based upon the Staff’s review of the Current Report, the Commission issued a comment letter dated January 25, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Item 4.01(a).

1.
Comment: Please revise the second paragraph of your filing to state whether during the period beginning with the engagement of SLGG as the Company’s auditors on June 30, 2005 through the subsequent interim period preceding dismissal, there were any disagreements with the former accountant. You should specify the “subsequent interim period” as the “interim period through January 17, 2007.” Your current disclosure does not specify a period.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Vanessa Robertson
Division of Corporation Finance
United States Securities and Exchange Commission
January 30, 2007

2.
Comment: To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16.1 Letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: We respectfully note your comment and have attached as Exhibit 16.1 to the Amendment an updated letter from the Company’s accountants.

Please do not hesitate to contact the undersigned at (310) 552-5083 with any questions.

Sincerely,

/s/ Anh Q. Tran
Anh Q. Tran, Esq.

cc:	Samuel P. Chapman, Berman Center Inc. Jeryl A. Bowers, Esq.